                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                             DIGITAL LIGHTWAVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253855 10 0
                -------------------------------------------------
                                 (CUSIP Number)

                                PETER COHN, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                                 1000 MARSH ROAD
                              MENLO PARK, CA 94025
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  MAY 21, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 253855 10 0

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              DR. BRYAN J. ZWAN
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF   7         SOLE VOTING POWER
                        18,183,750
   SHARES               6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
BENEFICIALLY  ------------------------------------------------------------------
              8         SHARED VOTING POWER
  OWNED BY              0
              ------------------------------------------------------------------
    EACH      9         SOLE DISPOSITIVE POWER
                        18,183,750
 REPORTING              6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
  PERSON      ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
   WITH                 0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,183,750
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              57.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 253855 10 0

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ZG NEVADA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              NEVADA
--------------------------------------------------------------------------------
  NUMBER OF   7         SOLE VOTING POWER
                        18,183,750
   SHARES               6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
BENEFICIALLY  ------------------------------------------------------------------
              8         SHARED VOTING POWER
  OWNED BY              0
              ------------------------------------------------------------------
    EACH      9         SOLE DISPOSITIVE POWER
                        18,183,750
 REPORTING              6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
  PERSON      ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
   WITH                 0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,183,750
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              57.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 253855 10 0

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ZG NEVADA, INC.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              NEVADA
--------------------------------------------------------------------------------
  NUMBER OF   7         SOLE VOTING POWER
                        18,183,750
   SHARES               6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
BENEFICIALLY  ------------------------------------------------------------------
              8         SHARED VOTING POWER
  OWNED BY              0
              ------------------------------------------------------------------
    EACH      9         SOLE DISPOSITIVE POWER
                        18,183,750
 REPORTING              6,665,000 OF WHICH SHARES ARE SUBJECT TO FORWARD SALE
                        AGREEMENTS AND PLEDGE AGREEMENTS.
  PERSON      ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
   WITH                 0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18,183,750
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              57.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

      This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the Common Stock, $0.0001 par value per share ("Common Stock") of Digital Lightwave, Inc. (the "Issuer"). This Amendment No. 8 amends Amendment No. 7 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc. (the "Reporting Persons") with the Securities and Exchange Commission on July 21, 2003 ("Amendment No. 7"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 7.

ITEM 4. PURPOSE OF THE TRANSACTION

      The following sections of Item 4 of Amendment No. 7 are hereby amended and restated in their entirety as follows:

      Item 4(a)(D)

      "(D) On May 21, 2004, the board of directors of the Issuer, based on the recommendation of the special committee of the Issuer, consisting of its independent directors, approved and ratified a non-binding term sheet (the "Term Sheet") with Optel Capital, LLC to provide financing and to restructure its outstanding debt with Optel Capital, LLC and Optel, LLC (collectively, "Optel"). Optel is controlled by Dr. Zwan, the Issuer's majority stockholder and chairman of the board of directors. Dr. Zwan abstained from voting on the approval of the Term Sheet.

      Pursuant to the Term Sheet, Optel would agree to extend the maturity of approximately $18.4 million of outstanding principal plus accrued interest evidenced by those several secured promissory notes issued by the Issuer to Optel (the "Outstanding Debt") from July 31, 2004 until December 31, 2005.

      In addition, the Issuer and Optel are negotiating the amount of additional proceeds which Optel may advance to the Issuer to assist it in satisfying its pending settlement and restructuring obligations and short term working capital needs (the "Subsequent Advances"). The amount of the Subsequent Advances will be determined by the Issuer and Optel prior to executing definitive documents and would be made on a secured basis and on substantially the same terms as the Outstanding Debt.

      In exchange for extending the maturity date and providing additional funds, all of the Outstanding Debt and the amount of all Subsequent Advances would become convertible into common stock of the Issuer at the option of Optel at any time prior to the extended maturity date. The conversion price of such debt would be equal to the lesser of (i) $1.05 (equal to 100% of the average of the daily volume-weighted average price of the Issuer's common stock quoted on the NASDAQ during the period of five consecutive trading days ending on, but not including, the date of the initial execution of the Term Sheet, or May 12,
2004), (ii) 100% of the average of the daily volume-weighted average price of the Issuer's common stock quoted on the NASDAQ during the period of five consecutive trading days ending on, but not including, the date the parties execute the definitive agreements contemplated in the Term Sheet, or (iii) 100% of the average of the daily volume-weighted average price of the Issuer's common stock quoted on the NASDAQ during the period of five consecutive trading days ending on, but not including, the date the Issuer obtains disinterested stockholder approval of the transactions contemplated in the

Term Sheet. The conversion price would be subject to adjustment for stock splits, stock dividends and recapitalizations and would be subject to broad-based anti-dilution adjustments for issuances by the Issuer of equity securities (other than securities issued under employee stock option plans and other customary exceptions) at a purchase price per share less than the conversion price. All of the debt would continue to be secured by a first priority security interest in all of the assets of the Issuer.

      In addition, the Issuer would issue Optel two warrants to purchase common stock as soon as practicable following stockholder approval of the transactions contemplated by the Term Sheet. Each warrant would be exercisable into that number of shares of common stock equal to the number of shares into which the Outstanding Debt and Subsequent Advances would be convertible and would have an exercise price equal to the conversion price of such debt. The first warrant would be exercisable for a period of 5 years following its date of issuance (the "Long Term Warrant") and the second warrant would be exercisable for a period of 180 days following the effective date of the registration statement covering the resale of the common stock issuable upon conversion of the debt or exercise of the warrants (the "Short Term Warrant" and together with the Long Term Warrant, the "Warrants"). The Long Term Warrant would include a cashless net exercise provision, but the Short Term Warrant would only be exercisable for cash or cancellation of indebtedness. The exercise price of the Warrants would be subject to the same anti-dilution protection as the conversion price of the convertible debt.

      Optel has made it a condition to its debt becoming convertible and the issuance of the Warrants that such transactions be approved by a majority of the stockholders of the Issuer whom are not affiliated with Optel or any of its affiliates. Optel has also indicated to the Issuer that in the event a majority of such stockholders do not approve such transactions, the Outstanding Debt plus the principal and accrued interest outstanding on all of the Subsequent Advances would become due and payable in full on July 31, 2004; provided, that if the date of the meeting of stockholders of the Issuer at which the transactions contemplated in the Term Sheet are to be approved occurs later than July 31, 2004, Optel would extend such date until the first date following the date of such meeting, but in no event later than September 15, 2004.

      The Issuer would be required to file a registration statement covering the resale of the shares of common stock issuable upon conversion of the Outstanding Debt, the principal and accrued interest outstanding on all of the Subsequent Advances, the Warrants and up to an additional 5,000,000 shares of common stock currently held by Optel and its affiliates as soon as practicable following stockholders approval of the transactions contemplated by the Term Sheet."

      Item 4(b)

      "(b) On February 14, 2003, the Issuer borrowed $800,000 from Optel, LLC, pursuant to a Secured Promissory Note (the "First Note"). On February 26, 2003, the Issuer borrowed an additional $650,000 from Optel, LLC pursuant to a second Secured Promissory Note (the "Second Note"). On February 28, 2003, the Issuer borrowed an additional $961,710 from Optel, LLC pursuant to a third Secured Promissory Note (the "Third Note"). On March 28, 2003, the Issuer borrowed an additional $450,000 from Optel, LLC pursuant to a fourth Secured Promissory Note (the "Fourth Note"). On April 2, 2003, the Issuer borrowed an additional

$60,000 from Optel, LLC pursuant to a fifth Secured Promissory Note (the "Fifth Note"). On April 29, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a sixth Secured Promissory Note (the "Sixth Note"). On May 14, 2003, the Issuer borrowed an additional $400,000 from Optel, LLC pursuant to a seventh Secured Promissory Note (the "Seventh Note"). On May 19, 2003, the Issuer borrowed an additional $620,000 from Optel, LLC pursuant to an eighth Secured Promissory Note (the "Eighth Note"). On May 29, 2003, the Issuer borrowed an additional $520,000 from Optel, LLC pursuant to a ninth Secured Promissory Note (the "Ninth Note"). On June 12, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a tenth Secured Promissory Note (the "Tenth Note"). On June 26, 2003, the Issuer borrowed an additional $2,000,000 from Optel, LLC pursuant to an eleventh Secured Promissory Note (the "Eleventh Note"). On July 14, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a twelfth Secured Promissory Note (the "Twelfth Note"). On July 22, 2003, the Issuer borrowed an additional $1,000,000 from Optel, LLC pursuant to a thirteenth Secured Promissory Note (the "Thirteenth Note"). On July 29, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a fourteenth Secured Promissory Note (the "Fourteenth Note"). On August 14, 2003, the Issuer borrowed an additional $1,000,000 from Optel Capital, LLC pursuant to a fifteenth Secured Promissory Note (the "Fifteenth Note"). On September 11, 2003, the Issuer borrowed an additional $350,000 from Optel Capital, LLC pursuant to a sixteenth Secured Promissory Note (the "Sixteenth Note"). On November 13, 2003, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a seventeenth Secured Promissory Note (the "Seventeenth Note"). On November 24, 2003, the Issuer borrowed an additional $900,000 from Optel Capital, LLC pursuant to an eighteenth Secured Promissory Note (the "Eighteenth Note"). On December 10, 2003, the Issuer borrowed an additional $240,000 from Optel Capital, LLC pursuant to a nineteenth Secured Promissory Note (the "Nineteenth Note"). On December 12, 2003, the Issuer borrowed an additional $480,000 from Optel Capital, LLC pursuant to a twentieth Secured Promissory Note (the "Twentieth Note"). On December 19, 2003, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a twenty-first Secured Promissory Note (the "Twenty-First Note"). On December 30, 2003, the Issuer borrowed an additional $165,000 from Optel Capital, LLC pursuant to a twenty-second Secured Promissory Note (the "Twenty-Second Note"). On December 31, 2003, the Issuer borrowed an additional $1,000,000 from Optel Capital, LLC pursuant to a twenty-third Secured Promissory Note (the "Twenty-Third Note"). On January 14, 2004, the Issuer borrowed an additional $300,000 from Optel Capital, LLC pursuant to a twenty-fourth Secured Promissory Note (the "Twenty-Fourth Note"). On February 13, 2004, the Issuer borrowed an additional $665,000 from Optel Capital, LLC pursuant to a twenty-fifth Secured Promissory Note (the "Twenty-Fifth Note"). On March 12, 2004, the Issuer borrowed an additional $350,000 from Optel Capital, LLC pursuant to a twenty-sixth Secured Promissory Note (the "Twenty-Sixth Note"). On March 30, 2004, the Issuer borrowed an additional $650,000 from Optel Capital, LLC pursuant to a twenty-seventh Secured Promissory Note (the "Twenty-Seventh Note"). On April 19, 2004, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a twenty-eighth Secured Promissory Note (the "Twenty-Eighth Note"). On May 13, 2004, the Issuer borrowed an additional $1,400,000 from Optel Capital, LLC pursuant to a twenty-ninth Secured Promissory Note (the "Twenty-Ninth Note"). On May 19, 2004, the Issuer borrowed an additional $900,000 from Optel Capital, LLC pursuant to a thirtieth Secured Promissory Note (the "Thirtieth Note," and collectively with the First Note, the Second Note, the Third Note, the Fourth Note, the Fifth Note, the Sixth Note, the Seventh Note, the Eighth Note, the Ninth Note, the Tenth Note, the Eleventh Note, the Twelfth Note, the Thirteenth Note, the Fourteenth Note, the Fifteenth Note, the Sixteenth Note, the Seventeenth Note, the Eighteenth Note, the Nineteenth Note, the Twentieth Note, the Twenty-First Note, the Twenty-Second Note, the Twenty-Third Note, the Twenty-Fourth Note, the Twenty-Fifth Note, the Twenty-Sixth Note, the Twenty-Seventh Note, the Twenty-Eighth Note, and the Twenty-Ninth Note, the "Optel Notes"). The Optel Notes bear interest at an annual rate of 10%, are secured by a first priority security interest in substantially all of the assets of the Issuer pursuant to the Sixteenth Amended and Restated Security Agreement, dated as of May 19, 2004, and may be prepaid at any time. On March 5, 2003, the Issuer repaid the entire balance due under the Third Note.

      Except as set forth in Items 4(a)(D) and 4(b) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries."

      Item 4(c)

      "(c) Except as set forth in Items 4(a)(D) and 4(b) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Amendment No. 7 is supplementally amended as follows:

"Optel Notes

On July 22, 2003, the Issuer and Optel, LLC entered into the Thirteenth Note, as described in Item 4(b) above.

On July 29, 2003, the Issuer and Optel, LLC entered into the Fourteenth Note, as described in Item 4(b) above.

On August 14, 2003, the Issuer and Optel Capital, LLC entered into the Fifteenth Note, as described in Item 4(b) above.

On September 11, 2003, the Issuer and Optel Capital, LLC entered into the Sixteenth Note, as described in Item 4(b) above.

On November 13, 2003, the Issuer and Optel Capital, LLC entered into the Seventeenth Note, as described in Item 4(b) above.

On November 24, 2003, the Issuer and Optel Capital, LLC entered into the Eighteenth Note, as described in Item 4(b) above.

On December 10, 2003, the Issuer and Optel Capital, LLC entered into the Nineteenth Note, as described in Item 4(b) above.

On December 12, 2003, the Issuer and Optel Capital, LLC entered into the Twentieth Note, as described in Item 4(b) above.

On December 19, 2003, the Issuer and Optel Capital, LLC entered into the Twenty-First Note, as described in Item 4(b) above.

On December 30, 2003, the Issuer and Optel Capital, LLC entered into the Twenty-Second Note, as described in Item 4(b) above.

On December 31, 2003, the Issuer and Optel Capital, LLC entered into the Twenty-Third Note, as described in Item 4(b) above.

On January 14, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Fourth Note, as described in Item 4(b) above.

On February 13, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Fifth Note, as described in Item 4(b) above.

On March 12, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Sixth Note, as described in Item 4(b) above.

On March 30, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Seventh Note, as described in Item 4(b) above.

On April 19, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Eighth Note, as described in Item 4(b) above.

On May 13, 2004, the Issuer and Optel Capital, LLC entered into the Twenty-Ninth Note, as described in Item 4(b) above.

On May 19, 2004, the Issuer and Optel Capital, LLC entered into the Thirtieth Note, as described in Item 4(b) above.

On May 19, 2004, the Issuer and Optel entered into the Sixteenth Amended and Restated Security Agreement, as described in Item 4(b) above.

On May 12, 2004, the Issuer and Optel Capital, LLC entered into the Term Sheet, as described in Item 4(a)(D) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of Amendment No. 7 is supplementally amended as follows:

"32. Secured Promissory Note, dated July 22, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on August 8, 2003.

33. Secured Promissory Note, dated July 29, 2003, between the Issuer and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on August 8, 2003.

34. Secured Promissory Note, dated August 14, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on August 19, 2003.

35. Secured Promissory Note, dated September 11, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on November 17, 2003.

36. Secured Promissory Note, dated November 13, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on November 17, 2003.

37. Secured Promissory Note, dated November 24, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

38. Secured Promissory Note, dated December 10, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

39. Secured Promissory Note, dated December 12, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

40. Secured Promissory Note, dated December 19, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

41. Secured Promissory Note, dated December 30, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

42. Secured Promissory Note, dated December 31, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on January 29, 2004.

43. Secured Promissory Note, dated January 14, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on January 29, 2004.

44. Secured Promissory Note, dated February 13, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 23, 2004.

45. Secured Promissory Note, dated March 12, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 14, 2004.

46. Secured Promissory Note, dated March 30, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 14, 2004.

47. Secured Promissory Note, dated April 19, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly Report on Form 10-Q on May 17, 2004.

48. Secured Promissory Note, dated May 13, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 13, 2004.

49. Secured Promissory Note, dated May 19, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004.

50. Sixteenth Amended and Restated Security Agreement, dated as of May 19, 2004, between the Issuer, Optel Capital, LLC and Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004.

51. Term Sheet, dated as of May 12, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004.

52. Press Release dated May 25, 2004 announcing a Financing and Debt Restructuring between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004."

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2004                     BRYAN J. ZWAN


                                         By: /s/ Bryan J. Zwan
                                             ----------------------------------
                                             Name: Bryan J. Zwan



Dated:  May 28, 2004                     ZG NEVADA LIMITED PARTNERSHIP

                                         BY: ZG NEVADA, INC., AS GENERAL PARTNER

                                         By: /s/ Bryan J. Zwan
                                             ----------------------------------
                                             Name: Bryan J. Zwan
                                             Title: President


Dated:  May 28, 2004                     ZG NEVADA, INC.


                                         By: /s/ Bryan J. Zwan
                                             ----------------------------------
                                             Name: Bryan J. Zwan
                                             Title: President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
  1.     Joint Filing Agreement between Bryan J. Zwan, ZG Nevada Limited
         Partnership and ZG Nevada, Inc.

  32.    Secured Promissory Note, dated July 22, 2003, between the Issuer and
         Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form
         8-K on August 8, 2003.

  33.    Secured Promissory Note, dated July 29, 2003, between the Issuer and
         Optel, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form
         8-K on August 8, 2003.

  34.    Secured Promissory Note, dated August 14, 2003, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly
         Report on Form 10-Q on August 19, 2003.

  35. Secured Promissory Note, dated September 11, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly
         Report on Form 10-Q on November 17, 2003.

  36. Secured Promissory Note, dated November 13, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly
         Report on Form 10-Q on November 17, 2003.

  37. Secured Promissory Note, dated November 24, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

  38. Secured Promissory Note, dated December 10, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

  39. Secured Promissory Note, dated December 12, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
  40.    Secured Promissory Note, dated December 19, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

  41. Secured Promissory Note, dated December 30, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on December 31, 2003.

  42. Secured Promissory Note, dated December 31, 2003, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on January 29, 2004.

  43.    Secured Promissory Note, dated January 14, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on January 29, 2004.

  44. Secured Promissory Note, dated February 13, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on February 23, 2004.

  45.    Secured Promissory Note, dated March 12, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 14, 2004.

  46.    Secured Promissory Note, dated March 30, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Annual Report on Form 10-K on April 14, 2004.

  47.    Secured Promissory Note, dated April 19, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Quarterly
         Report on Form 10-Q on May 17, 2004.

  48.    Secured Promissory Note, dated May 13, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 13, 2004.

  49.    Secured Promissory Note, dated May 19, 2004, between the Issuer and
         Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004.

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
  50.    Sixteenth Amended and Restated Security Agreement, dated as of May 19,
         2004, between the Issuer, Optel Capital, LLC and Optel, LLC.
         Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25,
         2004.

  51.    Term Sheet, dated as of May 12, 2004, between the Issuer and Optel
         Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form
         8-K on May 25, 2004.

  52.    Press Release dated May 25, 2004 announcing a Financing and Debt
         Restructuring between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer's Current Report on Form 8-K on May 25, 2004.


                                      -3-